UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: October 27, 2014

PACASMAYO

Third Quarter 2014 Earnings Release

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

In Lima:

Manuel Ferreyros, CFO
Claudia Bustamante, Head of Investor Relations
Cementos Pacasmayo
Tel: (511) 317-6000 ext. 2165
E-mail: **cbustamante@cpsaa.com.pe**

In New York:

Rafael Borja / Melanie Carpenter
i-advize Corporate Communications, Inc.
Tel: (212) 406-3693
E-mail: **cementospacasmayo@i-advize.com**

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Third Quarter 2014

Lima, Peru, October 27, 2014 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a Peruvian cement company, announced today its consolidated results for the third quarter (“3Q14”) and nine months (“9M14”) ended September 30, 2014. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Nuevos Soles (S/.).

Financial Highlights:

It is important to note the following highlights:

●	Cement sales volume remained flat (-0.1%) in 9M14, compared to 9M13.1

●	Sales decreased 0.4% in 9M14, compared to 9M13, mainly due to a decrease in concrete sales. This was offset by an increase in quicklime sales.

●	Gross margin decreased 2.3 percentage points in 9M14, compared to 9M13, mainly due to a lower gross profit in the concrete segment.

●	Operating margin decreased 1.9 percentage points in 9M14, compared to 9M13, despite the decline in operating expenses.

●	Net margin slightly increased during 9M14, compared to 9M13, mainly explained by a lower loss from exchange difference.

●	Consolidated EBITDA was S/. 251.7 million in 9M14 vs. S/. 263.1 million in 9M13.

●
The Piura plant project, with an estimated investment of US$ 385 million which will bring important improvements for the Company in terms of operational efficiencies, continues its execution and remains within the timeline and budget planned; production is scheduled to begin during the second half of 2015.

1 Cement sales volume during 3Q14 includes the cement used for the construction of the new Piura plant.

3Q14 versus 3Q13:

●	Sales volumes decreased 6.4% in 3Q14 vs. 3Q13.²

●	Sales decreased 6.0% in 3Q14 compared to 3Q13, mainly due to a decrease of cement, concrete and construction supplies sales. This was offset by an increase in quicklime sales.

●	Gross margin decreased by 1.1 percentage points in 3Q14 compared to 3Q13, mainly due to a decrease of sales in cement and concrete segments.

●	Operating margin remained flat in 3Q14 compared to 3Q13, mainly offset by a decline in administrative expenses.

●	Net margin decreased 1.7 percentage points in 3Q14, compared to 3Q13, mainly driven by a higher net loss from exchange rate during the quarter.

●	Consolidated EBITDA margin was 27.5% in 3Q14 vs. 26.8% in 3Q13, which represented an increase of 0.7 percentage points.

	Financial and Operating Results
	3Q14	3Q13	% Var.		9M14	9M13	% Var.

In millions of S/.
Sales of goods	316.2	336.4	-6.0%		919.5	923.0	-0.4%
Gross profit	129.1	141.1	-8.5%		373.3	395.8	-5.7%
Operating profit	70.4	75.1	-6.3%		204.1	222.0	-8.1%
Net Income	40.5	48.8	-17.0%		121.3	117.3	3.4%
Net income of controller	41.2	49.7	-17.1%		123.6	119.6	3.3%
Consolidated adjusted EBITDA	87.1	90.2	-3.4%		251.7	263.1	-4.3%
Cement EBITDA*	89.8	93.4	-3.9%		259.8	272.0	-4.5%
Gross Margin	40.8%	41.9%	-1.1.	pp.	40.6%	42.9%	-2.3	pp.
Operating Margin	22.3%	22.3%	0.0	pp.	22.2%	24.1%	-1.9	pp.
Net Income	12.8%	14.5%	-1.7	pp.	13.2%	12.7%	0.5	pp.
Net Income of Controller Margin	13.0%	14.8%	-1.8	pp.	13.4%	13.0%	0.4	pp.
Consolidated adjusted EBITDA Margin	27.5%	26.8%	0.7	pp.	27.4%	28.5%	-1.1	pp.
Cement EBITDA Margin	28.4%	27.8%	0.6	pp.	28.3%	29.5%	-1.2	pp.

* Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

² Cement sales volume during 3Q14 includes the cement used for the construction of the new Piura plant.

Economic Overview for 3Q14:

During the first nine months of 2014, the Peruvian economy faced a slowdown due to, both, internal and external factors. Internally, various obstacles to investing due to an increase in paperwork and a loss of confidence resulted in a decrease in private investment. Externally, the deterioration of metal prices affected export income. In addition, some climate-related factors, such as a slight increase in water temperature, affected key sectors such as agriculture and fishing. However, a recovery is expected during 4Q14 and throughout 2015, based on an increase in mining production, growth in private investment due to the measures implemented during the first half of the year, and an increase in investment in the public sector.

In terms of the construction sector, this is expected to recover during 4Q14 and the 2015-2016 period driven by a significant increase in investment in infrastructure concessions, as well as an increase in public spending to finance the construction and maintenance of infrastructure for public use. As a result, a new investment cycle is expected, in which mining investment should increase slightly, while the construction sector should increase more, due to the relative significance of infrastructure investment in this sector. Specifically, the northern region is expected to reach record levels of investment of close to US $2.5 billion for the 2015-2016 period mainly stemming from the modernization of the Talara refinery.

Peruvian Cement Industry Overview:

Cement production in Peru is naturally segmented between three geographic regions: the northern region, the central region (including the Lima Metropolitan Area), and the southern region. Cementos Pacasmayo is the only cement manufacturer in the northern region of Peru. UNACEM mainly supplies the central region, while Cementos Yura and Cementos Sur operate in the southern region.

Cementos Pacasmayo supplies all cement needs in the northern region of Peru, which, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 15% of national Gross Domestic Product (“GDP”).  During the last 10 years, cement dispatches have grown steadily each year; however, despite this growth, Peru continues to have a significant housing deficit estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market

Shipments by Plant and Market Share

Northern Region (thousands of metric tons)						
					jul-14	
Plant	2010	2011	2012	2013	LTM	% share
C. Pacasmayo	1,616	1,748	2,045	2,110	2,092	18.3%
C. Selva	195	196	200	240	282	2.5%
Imports	39	47	29	34	35	0.3%
Total	**1,850**	**1,991**	**2,274**	**2,384**	**2,409**	**21.1%**

Central Region (thousands of metric tons)						
					jul-14	
Plant	2010	2011	2012	2013	LTM	% share
UNACEM	4,712	4,709	5,315	5,612	5,597	49.1%
Caliza Inca	97	104	157	288	362	3.2%
Imports	275	351	409	465	492	4.3%
Total	**5,084**	**5,164**	**5,881**	**6,365**	**6,451**	**56.6%**

Southern Region (thousands of metric tons)						
					jul-14	
Plant	2010	2011	2012	2013	LTM	% share
C. Yura	1,159	1,260	1,689	2,509	2,544	22.3%
C. Sur	433	449	514	6	-	0.0%
Total	**1,592**	**1,709**	**2,203**	**2,515**	**2,544**	**22.3%**
National Total	**8,526**	**8,864**	**10,358**	**11,264**	**11,404**	

**Official figures for cement sales by companies nationwide, provided by the INEI and disclosed with a lag.*

Selva
Pacasmayo
UNACEM
UNACEM
Caliza Inca
Sur
Yura

Source: INEI

Main Infrastructure Projects in the Area of Influence:

The current government has expressed its intention to increase and accelerate investment in infrastructure. Thus, in June the government announced that it had earmarked approximately US$ 780 million for infrastructure works. Similarly, the government is actively promoting a higher number of Public Works Tax Deductions, a mechanism that allows companies to finance public investment projects in exchange for the payment of Income Tax. As of October 10, 2014, ProInversion exceeded 97% of the annual target estimated for 2014, reaching an amount of S/. 488 million in investment commitments. This investment level is 81% higher than the same period  of 2013.

This potential increase in infrastructure investment generates a direct impact on the demand for cement. Bearing in mind the natural geographic segmentation of the market, we can infer that the vast majority of public and private infrastructure projects in the northern region would be served by Cementos Pacasmayo. There are currently 3 projects which are close to the execution phase. First is the Talara refinery which is expected to begin construction in the next 6 months. Second is the construction of the third phase of the hydraulic infrastructure of Chavimochic project, which is very important for the country and the region since it will incorporate more than 63,000 hectares of agricultural land, and improve irrigation of an additional 48 thousand hectares, creating 150,000 jobs in the stage of maturity of the project. Construction is expected to begin during the first half of 2015. Lastly is the North Highway, which will be extended by approximately 900 kilometers to reach the La Libertad and Cajamarca provinces. This project was approved and is expected to begin construction during the first half of 2015. In addition, this year there have been delays in the execution of infrastructure works at the regional and local levels, which are expected to be implemented during  2015, thus giving additional momentum to growth in investment.

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Pacasmayo Plant	501.5	555.2	-9.7%	1,516.7	1,563.5	-3.0%
Rioja Plant	76.5	69.9	9.4%	213.3	167.9	27.0%
Total	578.0	625.1	-7.5%	1,730.0	1,731.4	-0.1%

Cement production volume at the Pacasmayo plant in 3Q14 decreased 9.7% compared with 3Q13, due to a lower demand which resulted from a slowdown in the economy.

Cement production volume at the Rioja Plant increased 9.4% in 3Q14 compared with 3Q13, and 27.0% during 9M14 compared with the same period of the prior year, due to the initiation of operations of the plant’s expanded capacity.

Lastly, during the first nine months of 2014 total cement production reamined stable compared to the same period of the previous year, as a result of the lower cement production in the Pacasmayo plant being offset by a production increase in the Rioja plant.

Clinker Production Volume
(thousands of metric tons)

	Production
	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Pacasmayo Plant	221.5	268.4	-17.5%	753.0	864.8	-12.9%
Rioja Plant	54.8	46.4	18.1%	163.2	138.6	17.7%
Total	276.3	314.8	-12.2%	916.2	1003.4	-8.7%

Clinker production volume at the Pacasmayo plant decreased 17.5% in 3Q14 compared to 3Q13, mainly due to the scheduled stoppage. During 3Q14, 132 thousand MT of imported clinker were consumed, compared with 139 thousand MT in 3Q13; during 9M14, 368 thousand MT were consumed, compared with 273 thousand MT in 9M13.

Clinker production volume at the Rioja plant increased 18.1% in 3Q14, and 17.7% in 9M14, compared to 3Q13 and 9M13, respectively.

Quicklime Production Volume
(thousands of metric tons)

	Production
	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Pacasmayo Plant	21.2	14.7	44.2%	75.3	50.6	48.8%

Quicklime production volume increased 44.2% in 3Q14 compared with 3Q13, and increased 48.8% during 9M14 compared with the same period of the prior year, in order to fulfill quicklime demand.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo plant remained stable at 2.9 million MT. Annual installed cement capacity at the Rioja plant remained flat at 0.44 million MT.

Furthermore, the annual installed clinker capacity at the Pacasmayo plant remained stable at 1.5 million MT. The annual installed clinker capacity at the Rioja plant remained at 0.28 million MT.

Utilization Rate:

Pacasmayo Plant Utilization Rate³

	Utilization Rate
	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Cement	69.2%	76.6%	-7.4 pp.	69.7%	71.9%	-2.2 pp.
Clinker	59.1%	71.6%	-12.5 pp.	66.9%	76.9%	-10.0 pp.
Quicklime	35.3%	24.5%	10.8 pp.	41.8%	28.1%	13.7 pp.

The utilization rate of cement production at the Pacasmayo plant declined 7.4 percentage points during 3Q14 compared to 3Q13, due to lower cement demand.

The utilization rate of clinker production in 3Q14 decreased 12.5 percentage points compared with 3Q13, reaching a rate of 59.1%, mainly due to a scheduled maintenance stoppage of  equipment.

Additionally, the utilization rate of quicklime production increased 10.8 percentage points during 3Q14, compared with 3Q13, explained by an increase in quicklime demand.

The utilization rate of cement and clinker production decreased 2.2 and 10.0 percentage points, respectively, during 9M14 compared with 9M13. This decrease is explained by lower cement demand and a scheduled stoppage.

In addition, the utilization rate of quicklime production increased 13.7 percentage points in 9M14, compared to 9M13, reaching a utilization rate of 41.8%.

3 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

Rioja Plant Utilization Rate4

	Utilization Rate
	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Cement	69.5%	63.5%	6.0 pp.	64.6%	50.9%	N/R
Clinker	78.3%	66.3%	12.0 pp.	77.7%	66.0%	N/R

The utilization rate of cement production at the Rioja plant increased 6.0 percentage points in 3Q14, reaching  69.5%  compared to 63.5% in 3Q13.

The utilization rate of clinker production at the Rioja plant reached 78.3% in 3Q14 compared to 66.3% reached in 3Q13.

Utilization rates during 9M14 and 9M13 are not comparable due to the increase by more than 100% of installed capacity for cement production in 2Q13.

4 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

New Cement Plant in Piura

Construction of the new cement plant in Piura began in October 2013. This plant will have a production capacity of 1.6 million tons of cement and 1.0 million tons of clinker.

The new plant will improve our competitive position in the northern region of Peru, thereby covering the territory efficiently with production from 3 plants. This state-of-the-art plant will be the most modern in Peru. It will begin operating during the second half of 2015, and the Company will achieve significant efficiencies at the consolidated level including the elimination of imported clinker usage and decreasing production costs by using improved technology. It will also reduce transportation costs by enabling the dispatching of cement from a plant within closer proximity to the northern part of our area of influence.

As of September 30, 2014, the Company invested approximately US$ 193.3 million and an additional US$ 57.6 million is expected for 4Q14.  Approximately US$ 23.9 million has been deferred to 2015.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Nuevos Soles S/.)

	Income Statement
	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Sales of goods	316.2	336.4	-6.0%	919.5	923.0	-0.4%
Gross Profit	129.1	141.1	-8.5%	373.3	395.8	-5.7%
Total operating expenses, net	-58.7	-66.0	-11.1%	-169.2	-173.8	-2.6%
Operating Profit	70.4	75.1	-6.3%	204.1	222.0	-8.1%
Total other expenses, net	-11.3	-4.1	N/R	-26.9	-51.6	-47.9%
Profit before income tax	59.1	71.0	-16.8%	177.2	170.4	4.0%
Income tax expense	-18.6	-22.2	-16.2%	-55.9	-53.1	5.3%
Net Income	40.5	48.8	-17.0%	121.3	117.3	3.4%
Non-controlling interests	0.7	0.9	-22.2%	2.3	2.3	-
Net Income of controller	41.2	49.7	-17.1%	123.6	119.6	3.3%

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks
(in millions of Nuevos Soles S/.)

	Cement, concrete and blocks
	3Q14	3Q13	% Var.		9M14	9M13	% Var.
Sales of goods	276.2	298.0	-7.3%		801.6	817.0	-1.9%
Cost of Sales	-150.1	-160.0	-6.2%		-436.2	-431.3	1.1%
Gross Profit	126.1	138.0	-8.6%		365.4	385.7	-5.3%
Gross Margin	45.7%	46.3%	-0.6	pp.	45.6%	47.2%	-1.6 .	pp

Sales of cement, concrete and blocks decreased 7.3% during 3Q14 with respect to 3Q13. Gross profit and gross margin decreased during 3Q14 compared to 3Q13, due to lower sales of cement and concrete.

Sales of cement represented 85.0%, and 85.3% of cement, concrete and block sales during 3Q14 and 9M14, respectively.

	Cement
	3Q14	3Q13	% Var.		9M14	9M13	% Var.
Sales of goods	234.6	244.7	-4.1%		683.5	678.3	0.8%
Cost of Sales	-121.2	-128.1	-5.4%		-354.6	-346.6	2.3%
Gross Profit	113.4	116.6	-2.7%		328.9	331.7	-0.8%
Gross Margin	48.3%	47.7%	0.6	pp.	48.1%	48.9%	-0.8	pp.

Sales of cement decreased 4.1% in 3Q14 compared to 3Q13, mainly explained by a lower demand in cement. Gross margin during 3Q14 improved slightly by 0.6 percentage points, as a result of operating efficiencies during 3Q14 compared to 3Q13.

Sales of concrete represented 12.0% and 11.6% of cement, concrete and block sales during 3Q14 and 9M14, respectively.

	Concrete
	3Q14	3Q13	% Var.		9M14	9M13	% Var.
Sales of goods	33.1	45.6	-27.4%		93.1	117.9	-21.0%
Cost of Sales	-22.9	-27.4	-16.4%		-64.2	-72.7	-11.7%
Gross Profit	10.2	18.2	-44.0%		28.9	45.2	-36.1%
Gross Margin	30.8%	39.9%	-9.1 .	pp	31.0%	38.3%	-7.3 .	pp

Sales of concrete decreased 27.4% during 3Q14 compared to 3Q13, mainly explained by a decrease in sales volume of concrete, due to delays in certain public and private projects. Gross margin decreased 9.1 percentage points in 3Q14 compared to 3Q13, due to a decrease in sales, a variation in product mix and a lower dilution of fixed costs.

During 9M14, concrete sales decreased 21.0% compared to 9M13, while gross profit decreased 7.3 percentage points.

Sales of blocks, bricks and pavers represented 3.1% and 3.0% of cement, concrete and block sales during 3Q14 and 9M14, respectively.

	Blocks, bricks and pavers
	3Q14	3Q13	% Var.		9M14	9M13	% Var.
Sales of goods	8.5	7.6	11.8%		25.0	20.8	20.2%
Cost of Sales	-6.0	-4.4	36.4%		-17.4	-12.0	45.0%
Gross Profit	2.5	3.2	-21.9%		7.6	8.8	-13.6%
Gross Margin	29.4%	42.1%	-12.7 .	pp	30.4%	42.3%	-11.9 .	pp

During 9M14, sales of blocks, bricks and pavers increased 20.2% compared to 9M13, mainly due to higher sales prices, and to a lesser extent, to higher sales volume. Gross margin decreased 11.9 percentage points due to a variation in the product mix.

Sales: Construction Supplies5
(in millions of Nuevos Soles S/.)

	Construction Supplies
	3Q14	3Q13	% Var.		9M14	9M13	% Var.
Sales of goods	24.7	30.3	-18.5%		71.6	77.7	-7.9%
Cost of Sales	-23.9	-29.2	-18.2%		-69.3	-75.1	-7.7%
Gross Profit	0.8	1.1	-27.3%		2.3	2.6	-11.5%
Gross Margin	3.2%	3.6%	-0.4	pp.	3.2%	3.3%	-0.1	pp.

During 3Q14, sales of construction supplies decreased 18.5% compared to 3Q13. Gross margin during 3Q14 decreased slightly 0.4 percentage points compared to 3Q13.

Sales of construction supplies decreased 7.9% during 9M14 compared to 9M13, mainly driven by stronger competition in steel rebars.

Sales: Quicklime
(in millions of Nuevos Soles S/.)

	Quicklime
	3Q14	3Q13	% Var.		9M14	9M13	% Var.
Sales of goods	15.2	6.9	120.3%		45.7	26.3	73.8%
Cost of Sales	-13.0	-5.0	160.0%		-39.9	-19.2	107.8%
Gross Profit	2.2	1.9	15.8%		5.8	7.1	-18.3%
Gross Margin	14.5%	27.5%	-13.0	pp.	12.7%	27.0%	-14.3	pp.

Quicklime sales increased 120.3% in 3Q14 compared to 3Q13, mainly due to an increase in the sales volume of fine quicklime. Gross margin decreased 13.0 percentage points due to stoppage-related costs and higher coal costs.

Quicklime sales increased 73.8% in 9M14 compared with 9M13. Gross margin decreased 14.3 percentage points in 9M14 compared with 9M13 due to the reasons explained in the paragraph above.

5 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Operating Expenses:

Administrative Expenses
(in millions of Nuevos Soles S/.)

	Administrative expenses
	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Personnel expenses	25.2	32.2	-21.7%	77.6	79.1	-1.9%
Third-party services	16.5	17.6	-6.3%	45.0	47.6	-5.5%
Board of directors compensation	1.8	1.4	28.6%	4.4	4.2	4.8%
Depreciation and amortization	3.5	4.1	-14.6%	8.9	10.1	-11.9%
Other	2.6	3.4	-23.5%	8.4	9.4	-10.6%
Total	49.6	58.7	-15.5%	144.3	150.4	-4.1%

During 3Q14, administrative expenses decreased 15.5% compared with 3Q13, mainly due to a decrease in payroll expenses as a result of an effort to lower administrative expenses. Decrease in payroll expenses is explained by a reduction in severance payments and lower profit sharing costs. During 9M14 administrative expenses decreased 4.1% compared to 9M13.

Selling Expenses
(in millions of Nuevos Soles S/.)

	Selling and distribution expenses
	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Personnel expenses	3.7	3.2	15.6%	11.3	10.4	8.7%
Advertising and promotion	2.3	3.0	-23.3%	7.9	8.7	-9.2%
Other	1.6	1.4	14.3%	3.9	2.9	34.5%
Total	7.6	7.6	0.0%	23.1	22.0	5.0%

During 3Q14 and 9M14, selling expenses remained stable compared to 3Q13 and 9M13.

EBITDA Reconciliation:

Consolidated EBITDA
(in millions of Nuevos Soles S/.)

	Consolidated EBITDA
	3Q14	3Q13	Var %.	9M14	9M13	Var %.
Net Income	40.5	48.8	-17.0%	121.3	117.3	3.4%
+ Income tax expense	18.6	22.2	-16.2%	55.9	53.1	5.3%
- Finance income	-1.2	-6.5	-81.5%	-7.2	-21.5	-66.5%
+ Finance costs	6.4	9.6	-33.3%	24.7	27.1	-8.9%
+/- Net (loss) gain from exchange rate	6.1	1.0	N/R	9.4	46.0	-79.6%
+ Depreciation and Amortization	16.7	15.1	10.6%	47.6	41.1	15.8%
Consolidated adjusted EBITDA	87.1	90.2	-3.4%	251.7	263.1	-4.3%
EBITDA from FdP y Salsud *	2.7	3.2	-15.6%	8.1	8.9	-9.0%
Cement EBITDA	89.8	93.4	-3.9%	259.8	272.0	-4.5%
* Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

During 3Q14 consolidated EBITDA decreased slightly 3.4% or S./ 3.1 million compared with 3Q13, resulting in a consolidated EBITDA equal to S/. 87.1 million. Similarly, consolidated EBITDA during 9M14 decreased 4.3% or S/. 11.4 million compared with 9M13, resulting in a consolidated EBITDA equal to S/. 251.7 million.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Nuevos Soles S/.)

As of September 30, 2014, the Company’s cash position was S/. 664.7 million (US$ 230.2 million). This balance includes certificates of deposit in Nuevos Soles for S/. 63.0 million (US$ 21.8  million), and in US Dollars for US$ 108.3 million (S/. 312.8 million), distributed as follows:

Certificates of deposits in Nuevos Soles
Bank	Amount (S/.)	Interest rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 43.0	3.60%	September 16, 2014	October 23, 2014
Banco de Crédito del Perú	S/. 20.0	3.66%	September 25, 2014	October 28, 2014

	S/. 63.0

Certificates of deposits in American Dollars
Bank	Amount (S/.)	Interest rate	Initial Date	Maturity Date
Banco de Crédito del Perú	USD 20.0	0.24%	September 10, 2014	October 10, 2014
Banco de Crédito del Perú	USD 88.3	0.26%	September 25, 2014	October 28, 2014

	USD 108.3

The remaining balance of S/. 288.9 million (US$ 100.0 million) is held in Company bank accounts.

Debt Position:

Consolidated Debt
(in millions of Nuevos Soles S/.)

As of September 30, 2014, the Company’s total outstanding debt reached S/. 867.6 million (US$ 300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest:

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	-	-	-	867.6	867.6
Future interest payments	39.0	78.1	78.1	136.7	331.9
Total	39.0	78.1	78.1	1,004.3	1,199.5

Capex

Capex
(in millions of Nuevos Soles S/.)

As of September 30, 2014, the Company invested S/. 475.8 million (US$ 164.6 million), allocated to the following projects:

Projects	9M14
New Piura Plant	421.5
Expansion of Pacasmayo Plant	17.4
Construction of diatomite brick plant	11.2
Concrete and aggregates equipment	10.4
Phosphate Project	10.0
Expansion of Rioja Plant	3.6
Other investing activities	1.7
Total	475.8

Projects

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30.0% of the shares of the subsidiary Fosfatos del Pacifico S.A. for US$ 46.1 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2.0 million MT of phosphate per year with the option to buy an additional 0.5 million MT per year. The agreement has a term of 20 years.

Pacasmayo hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, in addition to Pepsa Tecsult and Aecom to study the electrical transmission and water. For the value engineering, Pacasmayo hired the main engineering companies according to experience and knowledge, which found potential savings in the design, construction and operation. Within the main scope of this value engineering are the change in the methodology of mining, from a conventional mining to a continuous mining system, making more efficient the mining process..

Currently, the project is in the process of incorporating value engineering findings, from a conceptual level to a basic engineering level. Once this process is completed the results will be announced to the market, which will allow for a more accurate analysis of the project.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

Currently, the Company is in the basic engineering development stage with German company, K-UTEC AG Salt Technologies, which has over 50 years of experience in the salt business, which will provide accurate information with which to measure the size of the industrial complex and provide more details regarding the production process.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 56 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note: The Company presented some figures converted from Nuevos Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S/. 2.890 per US$ 1.00, which was the exchange rate, reported as of September 30, 2014 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim condensed consolidated statements of financial position
As of September 30, 2014 (unaudited) and December 31, 2013 (audited)

Assets	As of Sep-14	As of Dec-13
Current assets	S/.(000)	S/.(000)
Cash and term deposits	664,652	976,952
Trade and other receivables	121,665	68,542
Income tax prepayments	17,028	27,679
Inventories	321,202	334,471
Prepayments	16,092	11,727
	1,140,639	1,419,371

	As of Sep-14	As of Dec-13
Non-current assets	S/.(000)	S/.(000)
Other receivables	52,604	46,292
Available-for-sale financial investments	29,364	36,058
Property, plant and equipment	1,970,986	1,537,111
Exploration and evaluation assets	58,251	59,330
Deferred income tax assets	18,482	15,155
Other assets	1,040	1,220
	2,130,727	1,695,166

Total assets	3,271,366	3,114,537

Liabilities and equity	As of Sep-14	As of Dec-13
Current liabilities	S/.(000)	S/.(000)
Trade and other payables	139,718	126,897
Income tax payable	3,266	2,780
Provisions	21,707	27,984
	164,691	157,661

	As of Sep-14	As of Dec-13
Non-current liabilities	S/.(000)	S/.(000)
Interest-bearing loans and borrowings	854,054	824,022
Other non-current provisions	24,000	20,497
Deferred income tax liabilities, net	99,847	102,887
	977,901	947,406

Total liabilities	999,608	975,390

Equity	As of Sep-14	As of Dec-13
Capital stock	S/.(000)	S/.(000)
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Additional paid-in capital	553,791	556,294
Legal reserve	132,770	119,833
Other components of equity	14,360	19,045
Retained earnings	765,997	653,704

Equity attributable to owners of the parent	2,048,882	1,930,840
Non-controlling interests	79,892	78,630

Total equity	2,128,774	2,009,470

Total liabilities and equity	3,128,382	2,984,860

Interim condensed consolidated statements of profit or loss
For the three and nine-month periods ended September 30, 2014 and 2013 (both unaudited)

	3Q14	3Q13	9M14	9M13
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Sales of goods	316,204	336,429	919,547	922,964
Cost of sales	(187,127)	(195,306)	(546,260)	(527,117)
Gross profit	129,077	141,123	373,287	395,847

Operating expenses

Administrative expenses	(49,583)	(58,733)	(144,349)	(150,382)
Selling and distribution expenses	(7,553)	(7,563)	(23,119)	(22,029)
Other operating (expenses) income, net	-1,514	319	-1,715	(1,425)
Total operating expenses , net	(58,650)	(65,977)	(169,183)	(173,836)

Operating profit	70,427	75,146	204,104	222,011

Operating income (expenses)

Finance income	1,252	6,417	7,231	21,531
Finance costs	(6,355)	(9,571)	(24,698)	(27,114)
Net loss from exchange difference	(6,217)	(995)	(9,435)	(45,994)

Total other expenses, net	(11,320)	(4,149)	(26,902)	(51,577)

Profit before income tax	59,107	70,997	177,202	170,434

Income tax expense	(18,635)	(22,195)	(55,933)	(53,154)
Profit for the period	40,472	48,802	121,269	117,280

Attributable to:
Equity holders of the parent	41,197	49,672	123,560	119,597
Non-controlling interests	(725)	(870)	(2,291)	(2,317)
	40,472	48,802	121,269	117,280

Earnings per share
Basic and diluted profit for period attributable to holders of common shares and investment shares of the parent (S/. per share)	0.07	0.09	0.21	0.21
Net Income	40,472	48,802	121,269	117,280

Interim condensed consolidated statements of changes in equity
For the nine-month periods ended September 30, 2014 and 2013 (both unaudited)

	Attributable to equity holders of the parent

					Unrealized
					gain on	Foreign
			Additonal		available-	currency			Non-
	Capital	Investment	paid- in	Legal	for- sale	translation	Retained		controlling	Total
	stock	shares	capital	reserve	investments	reserve	earnings	Total	interests	equity
	S/.(000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)
Balance as of January 1, 2013	531,461	50,503	558,478	105,221	18,226	-1,515	570,878	1,833,252	60,863	1,894,115
Profit for the period	-	-	-	-	-	-	119,597	119,597	-2,317	117,280
Other comprehensive income	-	-	-	-	2,527	1,515	-	4,042	76	4,118
Total comprehensive income	-	-	-	-	2,527	1,515	119,597	123,639	-2,241	121,398

Refund of capital contribution of non-controlling interests	-	-	-	-	-	-	-	-	-1,024	-1,024
Appropriation of legal reserve	-	-	-	11,041	-	-	-11,041	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	19,882	19,882
Other adjustments of non-controlling interests	-	-	-2,184	-	-	-	-	-2,184	2,184	-
Balance as of September 30, 2013	531,461	50,503	556,294	116,262	20,753	-	679,434	1,954,707	79,664	2,034,371

Balance as of January 1, 2014	531,461	50,503	556,294	119,833	19,045	-	653,704	1,930,840	78,630	2,009,470
Profit for the period	-	-	-	-	-	-	123,560	123,560	-2,291	121,269
Other comprehensive income	-	-	-	-	-4,685	-	-	-4,685	-	-4,685
Total comprehensive income	-	-	-	-	-4,685	-	123,560	118,875	-2,291	116,584

Appropriation of legal reserve	-	-	-	11,267	-	-	-11,267	-	-	-
Terminated dividends	-	-	-	1,670	-	-	-	1,670	-	1,670
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	1,050	1,050
Other adjustments of non-controlling interests	-	-	-2,503	-	-	-	-	-2,503	2,503	-
Balance as of September 30, 2014	531,461	50,503	553,791	132,770	14,360	-	765,997	2,048,882	79,892	2,128,774